

FORM 11-K

ANNUAL REPORT
PURSUANT TO SECTION 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934



02044356

(Mark One):

__X__ ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934
For the plan year ended December 31, 2001

OR

___ TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934
For the transition period from _____ to

Commission file number 1-9576

    A.   Full title of the plan and the address of the plan, if different from that of the issuer named below:

        FIFTH AMENDED AND RESTATED OWENS-ILLINOIS, INC.
STOCK PURCHASE AND SAVINGS PROGRAM

    B.   Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

        OWENS-ILLINOIS, INC.
One Seagate
Toledo, Ohio 43666

REQUIRED INFORMATION

Financial Statements and Exhibits as follows:

1.   Financial statements

    *   Report of Independent Auditors
    *   Statements of Net Assets Available for Benefits as of December 31, 2001 and December 31, 2000
    *   Statements of Changes in Net Assets Available for Benefits, with Fund Information for the years ended December 31, 2001 and December 31, 2000
    *   Notes to Financial Statements

    Schedules have been omitted because they are not applicable, not material or because the information is included in the financial statements or the notes thereto.

2.   Exhibits

    (23)   Consent of Independent Auditors

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Administrator of the Plan has duly caused this annual report to be signed on its behalf by the undersigned, hereunto duly authorized.

FIFTH AMENDED AND RESTATED
OWENS-ILLINOIS, INC.
STOCK PURCHASE AND SAVINGS PROGRAM

Dated: June 27, 2002

By: Owens-Illinois, Inc.
Employee Benefits Committee
Plan Administrator

By: _____
        Dan W. Pennywitt
        Chairman

        _____
        Renee T. Ellis
        Secretary

2

Audited Financial Statements

Fifth Amended and Restated Owens-Illinois, Inc. Stock Purchase and Savings Program

Years ended December 31, 2001 and 2000
with Report of Independent Auditors

Fifth Amended and Restated Owens-Illinois, Inc.
Stock Purchase and Savings Program

Audited Financial Statements

Years ended December 31, 2001 and 2000

Contents

A schedule of party-in-interest transactions has not been presented because
there were no party-in-interest transactions which are prohibited by ERISA
Section 406 and for which there is not statutory or administrative exemption.



■ **Ernst & Young** LLP
One SeaGate
Toledo, Ohio 43604

■ Phone: (419) 244-8000
Fax: (419) 244-4440
www.ey.com

Report of Independent Auditors

Owens-Illinois, Inc. Employee Benefits Committee
Fifth Amended and Restated Owens-Illinois, Inc.
  Stock Purchase and Savings Program

We have audited the accompanying statements of net assets available for benefits of the Fifth Amended and Restated Owens-Illinois, Inc. Stock Purchase and Savings Program as of December 31, 2001 and 2000, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 2001 and 2000, and the changes in its net assets available for benefits for the years then ended, in conformity with accounting principles generally accepted in the United States.

Ernst & Young LLP

June 20, 2002

Fifth Amended and Restated Owens-Illinois, Inc.
Stock Purchase and Savings Program

Statements of Net Assets Available for Benefits

	December 31,	
	2001	2000
Participant-directed funds	$ 267,777,052	$ 320,697,517
Owens-Illinois Company Stock Fund	69,652,428	37,575,614
Net assets available for benefits	$ 337,429,480	$ 358,273,131

The accompanying notes are an integral part of the financial statements.

Fifth Amended and Restated Owens-Illinois, Inc.
Stock Purchase and Savings Program

Statement of Changes in Net Assets Available for Benefits, with Fund Information

Year Ended December 31, 2001

| | Fund Information | | |
	Participant-Directed Funds	Owens-Illinois Company Stock Fund	Total
Net investment income (loss)	$ (29,096,814)	$ 30,204,428	$ 1,107,614
Contributions:			
Participant	14,267,582	2,563,109	16,830,691
Employer		4,891,197	4,891,197
Participant withdrawals	(39,759,245)	(3,384,041)	(43,143,286)
Loan repayments	(874,705)	874,705	-
New loan transfers	820,559	(820,559)	-
Interfund transfers	2,216,598	(2,216,598)	-
Transfer to successor plans	(1,089,261)	(158,413)	(1,247,674)
Plan to plan transfers	594,821	122,986	717,807
Increase (decrease) in net assets available for benefits	(52,920,465)	32,076,814	(20,843,651)
Net assets available for benefits at beginning of year	320,697,517	37,575,614	358,273,131
Net assets available for benefits at end of year	$ 267,777,052	$ 69,652,428	$ 337,429,480

The accompanying notes are an integral part of the financial statements.

Fifth Amended and Restated Owens-Illinois, Inc.
Stock Purchase and Savings Program

Statement of Changes in Net Assets Available for Benefits, with Fund Information

Year Ended December 31, 2000

| | Fund Information | | |
	Participant-Directed Funds	Owens-Illinois Company Stock Fund	Total
Net investment loss	$ (22,476,336)	$ (81,331,854)	$ (103,808,190)
Contributions:			
Participant	32,046,944	2,537,417	34,584,361
Employer		5,444,872	5,444,872
Participant withdrawals	(66,905,182)	(6,422,335)	(73,327,517)
Loan repayments	(930,588)	930,588	-
New loan transfers	601,811	(601,811)	-
Interfund transfers	(15,113,397)	15,113,397	-
Transfer of merged plan assets	13,615,118	242,826	13,857,944
Plan-to-plan transfers	897,446	331,309	1,228,755
Decrease in net assets available for benefits	(58,264,184)	(63,755,591)	(122,019,775)
Net assets available for benefits at beginning of year	378,961,701	101,331,205	480,292,906
Net assets available for benefits at end of year	$ 320,697,517	$ 37,575,614	$ 358,273,131

The accompanying notes are an integral part of the financial statements.

4

1. Plan Description

General

The Fifth Amended and Restated Owens-Illinois, Inc. Stock Purchase and Savings Program (Plan) was adopted by Owens-Illinois, Inc. (Company) for the benefit of the U.S. salaried employees of the Company and certain of its subsidiaries and affiliates.

The Plan is a defined contribution plan which provides eligible employees the opportunity to make pretax and/or after-tax contributions, in specific percentages, within guidelines established by the Owens-Illinois Employee Benefits Committee. Participant contributions are immediately fully vested and may be divided at the participant's discretion among the various investment options from 1% to 100%, with no limit on the number of options selected. A participant may elect to change the percentage of annual compensation to be contributed weekly; any such changes shall be effective on the next pay period. The following investment options are available to Plan participants:

    Owens-Illinois Company Stock Fund
    Harbor Bond Fund
    Harbor Short Duration Fund
    Harbor Growth Fund
    Harbor Mid Cap Growth Fund
    Harbor Small Cap Growth Fund
    Harbor Large Cap Value Fund (formerly the Harbor Value Fund)
    Harbor Global Equity Fund
    Harbor Capital Appreciation Fund
    Harbor International Fund
    Harbor International Fund II
    Harbor International Growth Fund
    Harbor Money Market Fund
    Harbor Trust
    Harbor Investment Mix No. 1
    Harbor Investment Mix No. 2
    Harbor Investment Mix No. 3
    Harbor Investment Mix No. 4
    Harbor Investment Mix No. 5
    Harbor Investment Mix No. 6

The investment options provide for a wide range of investment opportunities with varying degrees of risk. The Harbor funds are part of the Harbor Fund, a no-load, open-end management investment company, consisting of twelve diversified mutual funds, registered under the Investment Company Act of 1940.

Each of the "Harbor Investment Mixes" consists of different combinations of certain Harbor funds.

The approximate composition of each of the "Harbor Investment Mixes" at December 31, 2001 is as follows:

	Mix No. 1	Mix No. 2	Mix No. 3	Mix No. 4	Mix No. 5	Mix No. 6
Harbor Short Duration Fund	30%	24%	18%	12%	6%	
Harbor Bond Fund	70%	56%	42%	28%	14%	
Harbor Large Cap Value Fund	6.3%	12.6%	18.9%	25.2%	31.5%	
Harbor Capital Appreciation Fund		4.2%	8.4%	12.6%	16.8%	21.0%
Harbor Growth Fund		1.4%	2.8%	4.2%	5.6%	7.0%
Harbor Small Cap Growth Fund		0.7%	1.4%	2.1%	2.8%	3.5%
Harbor Mid Cap Growth Fund		1.4%	2.8%	4.2%	5.6%	7.0%
Harbor Global Equity Fund		1.5%	3%	4.5%	6%	7.5%
Harbor International Fund		1.5%	3%	4.5%	6%	7.5%
Harbor International Fund II		1.5%	3%	4.5%	6%	7.5%
Harbor International Growth Fund		1.5%	3%	4.5%	6%	7.5%
	100%	100%	100%	100%	100%	100%

The Company contributes to the Plan on behalf of each participant an amount equal to fifty percent (50%) of the participant's pretax contributions each pay period, limited to four percent (4%) of such participant's compensation received during that period. Company matching contributions are invested in the Owens-Illinois Company Stock Fund and are immediately fully vested. Additionally, through April 1, 2002, Company matching contributions were not transferable from the Company Stock Fund while a participant was employed by Owens-Illinois. Effective April 1, 2002, the plan was amended to allow participants to transfer Company matching contributions from the Company Stock Fund while employed by Owens-Illinois.

Within certain limitations, a participant may also transfer into the Plan a rollover contribution or other assets from another qualified plan.

With certain exceptions, participants may transfer existing fund balances among the various investment funds daily.

The benefit to which a participant is entitled is the benefit that can be provided from the vested value of the participant's account.

Fifth Amended and Restated Owens-Illinois, Inc.
Stock Purchase and Savings Program

Notes to Financial Statements - Continued

Although it has not expressed any intent to do so, the Company has the right
under the Plan to discontinue its contributions at any time and to terminate
the Plan subject to the provisions of ERISA.

The above information is intended as a general description of the Plan's
operating guidelines. Reference should be made to the Plan document for more
specific provisions.

2. Summary of Significant Accounting Policies

Basis of Presentation and Plan Investments

The Plan's investments are held in a master trust (Trust) administered by
Citistreet (Trustee), along with the assets of another defined contribution
plan of the Company. The accompanying financial statements reflect the Plan's
total interest in the net assets and transactions of the Trust as allocated by
the Trustee and any such other investments and transactions related solely to
the Plan.   Net assets, as well as earnings and losses, of the Trust are
allocated to the Plan based on the sum of the individual accounts of the
Plan's participants.

The following table presents the fair value of investments for the Trust:

| | December 31, | |
	2001	2000
Investments, at fair value:		
Mutual fund investments	$306,536,000	$376,773,000
Harbor Trust	81,787,000	83,052,000
Owens-Illinois Company Stock Fund	110,332,000	57,449,000
Participant loans	20,667,000	24,106,000
Total investments	$519,322,000	$541,380,000
Plan's interest in net assets of the Trust	$337,429,480	$358,273,131

The investment earnings(loss) of the Trust are as follows:

| | Year Ended December 31, | |
	2001	2000
Interest and dividends	$ 12,964,000	$ 43,317,000
Participant directed depreciation	(28,192,000)	(126,216,000)
Non-participant directed appreciation (depreciation)	20,112,000	(64,842,000)
Total earnings (loss)	$ 4,884,000	$(147,741,000)
Plan's interest in earnings (loss) of the Trust	$ 1,107,614	$(103,808,190)

Investment Valuation

Investments in the twelve Harbor funds available to Plan participants and the six "Harbor Investment Mixes" are valued at the net asset values as established by the Harbor Fund. Company stock included in the Company stock fund is valued at its quoted market price. Guaranteed investment contracts of the Harbor Trust are valued at an amount equal to the sum of contributions and earnings credited less any withdrawals to date (contract value, which approximates fair value).

Income Tax Status

The Plan was effective July 1, 1969. The Plan was restated on December 7, 2001, effective January 1, 2002. A request for determination of the qualified status of the restated Plan is pending with the Internal Revenue Service. The Internal Revenue Service previously issued a determination letter dated August 14, 1996, advising that the Fifth Amended and Restated Owens-Illinois, Inc. Stock Purchase and Savings Program, as amended through the third amendment, met the qualification requirements of sections 401(a), 401(k) and 401(m) of the Internal Revenue Code, as amended (the "Code") and therefore, the related trust was exempt from taxation. Once qualified, the Plan is required to operate in conformity with the Code and the Employee Retirement Income Security Act of 1974, as amended, to maintain its qualified status. No issues are known to exist with respect to the restatement, subsequent amendments to the Plan or as to the operation of the Plan that would materially affect the continued qualified status of the Plan.

Plan Expenses

Substantially all Plan expenses are paid by the Company.

Use of Estimates

The preparation of financial statements in conformity with accounting principals generally accepted in the United States requires management to make estimates and assumptions that affect the reported amounts of certain assets and liabilities and the reported amounts of certain additions and deductions during the reporting period. Actual results could differ from those estimates and assumptions.

Reclassification

Certain amounts in the 2000 financial statements have been reclassified to conform to the 2001 presentation.

3. Harbor Trust

Participant contributions in the Harbor Trust are invested in units of the Harbor Trust, which invests in a commingled fund of guaranteed investment contracts through a collective trust maintained by CitiStreet. The Harbor Trust has specific rates of return for contributions made in each of the years through specific dates. Those returns are as follows:

Year of Contribution	Rate of Return	Expiration of Guarantee Period	Contract value, which approximates fair value, at: Dec. 31, 2001	Dec. 31, 2000
1996	5.90%	December 31, 2000		$ 7,884,309
1997	6.50%	December 31, 2001	$ 6,246,992	6,659,522
1998	6.25%	December 31, 2002	15,632,749	16,643,153
1999	5.40%	December 31, 2003	7,728,497	9,185,007
2000	6.60%	December 31, 2004	11,411,555	13,412,707
2001	6.80%	December 31, 2004	12,379,796	
			$53,399,589	$53,784,698

The guaranteed rate for contributions in 2002 will be approximately 4.60% through December 31, 2005.

4. Loan Fund

The Plan permits participants to borrow a portion of their existing account balances. Loans are made subject to certain conditions and limitations specified in the Plan and are repaid in semi-monthly installments, including interest. The maximum term of loans is five years, with the exception of home loans for the purchase of a primary residence, for which the maximum term is ten years. Participants' loans are collateralized by their account balances. The rate at which loans bear interest is established at the inception of the borrowing, based on the prime rate then being charged by the Trustee plus 1%. Repayments of loans, including the interest portion thereof, are reinvested on the participants' behalf in accordance with their current choice of investment options.

5. Related Party

Harbor Capital Advisors, which was a wholly-owned subsidiary of the Company through June 8, 2001, manages the Harbor funds and is the advisor for Harbor Trust.

6. Transfer to Successor Plan

During 2001, the Company sold its Harbor Capital Advisors business. As a condition to the sale, the Plan transferred $1,213,650 of assets for the participants at Harbor Capital to a plan sponsored by the buyer.

Also during 2001, the Company sold its label business. As a condition to the sale, the Plan transferred $34,024 of assets for the participants at the labels business to a plan sponsored by the buyer.

7. Transfer of Merged Plan Assets

Effective May 1, 2000, the Company merged the Continental PET Technologies, Inc. Savings Plan into the Plan. Assets in the amount of $13,857,944 were merged into the plan on May 24, 2000.

Exhibit 23

Consent of Independent Auditors

We consent to the incorporation by reference in the Registration Statement (Form S-8 No. 333-69624) pertaining to the Fifth Amended and Restated Owens-Illinois, Inc. Stock Purchase and Savings Program, the Fourth Amended and Restated Owens-Illinois, Inc. Long-Term Savings Plan, and the Owens-Illinois de Puerto Rico Long-Term Savings Plan of our report dated June 14, 2002, with respect to the financial statements of the Fifth Amended and Restated Owens-Illinois, Inc. Stock Purchase and Savings Program included in this Annual Report (Form 11-K) for the year ended December 31, 2001.

Ernst & Young LLP

Toledo, Ohio
June 27, 2002